EXHIBIT 99.1

SchoolWheels Direct Signs New Management Services Agreement

Company Will Manage the Operations of Atlantic Express in California

WALL, N.J., Jan. 9, 2014 (GLOBE NEWSWIRE) -- SchoolWheels Direct, Inc. ("SWD"), a subsidiary of Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) announced that it has entered into a Management Services Agreement with Atlantic Express Transportation Group ("AE") to manage the company's California operations beginning January 10, 2014. SWD will provide all the management and other necessary services to maintain the company's existing school transportation business in California. AE operates 425 school vehicles with annualized revenues of over $25 million and has significant school transportation contracts and operations with the Los Angeles Unified School District ("LAUSD") and the Long Beach Unified School District as well as many private and Charter Schools throughout Southern California. STI's subsidiary, Student Transportation of America ("STA"), has been providing school transportation throughout California since 1997 and has been servicing LAUSD for the past four years.

Atlantic Express' parent company recently sought protection under the federal bankruptcy protection rules due primarily from its unprofitable New York City Public Schools contract and a failure to reach an agreement with the company's Union there. The Management Services Agreement with SWD has been approved by the Bankruptcy Court for the Southern District of New York and AE's debtors who are selling various assets in several states. SWD will manage only the California operations of AE and will receive a management fee through the operations of that business until such time an Asset Purchase Agreement is closed. The Asset Purchase Agreement has also been approved by the court whereby STA may purchase the California assets of AE, including vehicles and school contracts, contingent on the receipt of various school district consents and the conclusion of final negotiations between the AE debtors and other creditors allowing for the free and clear transfer of the vehicles to STA.

"Atlantic Express has a very good service reputation in California and we are pleased that our company, SchoolWheels Direct, Inc., has been chosen by the court and the debtors to operate and manage the California business until such time negotiations are final on the purchase of the vehicles and suitable arrangements for a seamless transition can take place," said Denis Gallagher, CEO of STI. "We would hope to transfer the business to our local operating subsidiary by the end of March however it could be much sooner. Our SchoolWheels Direct business has been growing in many states with various transportation and management services contracts. Our history and expertise in the industry is what the court and Atlantic Express' debtors were seeking to ensure customers and employees there would be continuity in service without disruption."

About Student Transportation Inc.

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most innovative supplier of school bus transportation services and management services. Founded in 1997, STI's family of local companies operating more than 10,800 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective transportation solutions delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

About SchoolWheels Direct, Inc.

SchoolWheels Direct is dedicated to providing parents and school districts across North America with safe, secure, and reliable transportation services. We partner with some of the most trusted service providers in transportation, security, and technology in order to make your child's travel to and from school a one-of-a-kind, safe experience. Our flexible approach to Contracted Management Services provides school districts operational and financial alternatives in fulfilling their student transportation services. For more information, please visit www.schoolwheels.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, the ability of STI to satisfy the conditions to completing the Offering, STI"s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI"s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. The assumptions made in making forward-looking statements are referred to in the public filings of the Company. The assumptions made in making forward-looking statements in this press release include the assumption that STI will be in a position to satisfy the conditions in respect of the Offering and complete the Offering.

CONTACT: INVESTOR CONTACTS:
         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com